Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934, as amended. Subject Company: Pharmacopeia, Inc. Registration No.: 333-70740

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IN CONNECTION WITH THE REVIEW OF THIS RULE 425 FILING, PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS"), WHICH WAS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY PHARMACOPEIA ON OCTOBER 2, 2001, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of other documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation are set forth in the proxy statement/prospectus filed with the SEC by Pharmacopeia and available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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WALL ST. TRANSCRIPT
INTERVIEW WITH
JOSEPH A. MOLLICA

JOSEPH A. MOLLICA is the Chairman, President and Chief Executive Officer of Pharmacopeia, Inc., a Princeton-based company engaged in the discovery and development of drug compounds and other chemical products. From 1987 to December 1993, Dr. Mollica was employed by the DuPont Company and then by the DuPont Merck Pharmaceutical Company where, from 1991 to 1993, he served as President and Chief Executive Officer and previously as Vice President, Medical Products, for DuPont. At Ciba-Geigy, where he was employed from 1966 to 1986, he served in a variety of positions of increasing responsibility, rising to Senior Vice President of Ciba-Geigy's Pharmaceutical Division. Dr. Mollica is currently on the Boards of Pharmacopeia, Inc., Genencor International Inc., Impath, Inc., Neurocrine Biosciences, and Nexell Therapeutics, Inc. He received his BS from the University of Rhode Island and his MS and PhD from the University of Wisconsin and ScD, h.c., from the University of Rhode Island.

Sector: biotechnology

TWST: Can we start out with an update of Pharmacopeia? What's gone on over the past couple of quarters that investors should focus on?

Dr. Mollica: The most significant events of the past two quarters have been two acquisitions that we've announced. One has been completed; it was a small company based in the United Kingdom called Synomics, which brought us additional capability in the field of informatics. In August we announced the acquisition of Eos Biotechnology, which is a genomics-based drug discovery company in San Francisco, and that transaction is still pending. The acquisition of Eos is really a significant undertaking for Pharmacopeia, and will therefore have a significant impact on our business strategy going forward. Eos' strengths are in the areas of target discovery and therapeutic antibody development. Through this acquisition, we will gain access to proprietary drug targets which will be a powerful complement to our existing capabilities in high throughput screening and combinatorial and medicinal chemistry.

TWST: Were these abilities you did not have prior to this acquisition?

Dr. Mollica: That's correct. Historically, our general expertise has been in designing and synthesizing large quantities of small molecule potential drugs and testing these compounds against our partners' targets. With the acquisition of Eos, we will now have a supply of our own proprietary targets that Eos has discovered.

TWST: Assuming everything goes well, when would you see wrapping up the acquisition?

Dr. Mollica: We expect the acquisition to close sometime in the fourth quarter.

TWST: It's progressing as expected at this point.

Dr. Mollica: Yes, it is.

TWST: You say it changes the company's focus over the longer term. How would you describe the change that that has brought about?

Dr. Mollica: This acquisition will change our focus in several exciting ways. First, it will give us greater control over our destiny on the drug discovery side. As I mentioned, we currently apply our technology on projects that were brought to us by clients. We believe that by having our own proprietary programs we can capture more value in two ways: first we can discover drug development candidates and then license them out to our current or future clients for substantial potential milestone and royalty payments. Second, this acquisition will also give us the opportunity to take drugs all the way to the marketplace if we so choose.

TWST: Will that change your relationship with your customers?

Dr. Mollica: No. Having spoken to all of our current drug discovery customers, we believe that they think this is a very good move. It will actually provide them with additional opportunity to benefit from advanced discovery and development programs, specifically in the areas of cancer, angiogenesis and inflammation. They recognize that a small company like Pharmacopeia can not develop everything that it discovers, and our current customers then become the logical people to go to if we want to out-license those discoveries that we've made.

TWST: There's no conflict there that they have raised an issue about?

Dr. Mollica: No.

TWST: This is a big field; are you concentrating in some segment of it looking forward?

Dr. Mollica: Yes. The primary focus of Eos and the focus of the combined company is going to be discovering and developing antibody and small molecule therapeutics in the areas of cancer, angiogenesis and inflammation.

TWST: Where do you stand today in each of those areas?

Dr. Mollica: Eos is an early stage company with multiple development programs in process. The most advanced program is in the area of angiogenesis, which is the process of blood vessel formation, and is one way in which tumors grow. So one of the things one wants to do is inhibit angiogenesis, and Eos now has a product in development that is able to do so. We believe this program could be in the clinic next year. Eos also has a partnership with Biogen in the field of breast cancer, and several other programs are in early stage development.

TWST: How about Pharmacopeia, what's in your product pipeline at this moment?

Dr. Mollica: Our advanced programs are all partnered with clients. We expect that within the coming year we should have several of these programs in the clinic with some of our larger partners such as Schering-Plough and Bristol-Myers Squibb. We also have programs with other large pharmaceutical companies such as Schering AG, Daiichi and Organon and would expect to announce milestones in those programs over the coming months.

TWST: Where are these products?

Dr. Mollica: They are in either late stage, pre-clinical development, or will be commencing clinical trials within the year.

TWST: How about from a market segment point of view? Where are they focused?

Dr. Mollica: The programs in which Pharmacopeia is currently focused tend to be in the broad based field of inflammation, which covers everything from asthma to rheumatism to psoriasis.

TWST: What is the benefit or why was Eos available? What do you bring to that combined company?

Dr. Mollica: We have known the folks at Eos for several years and have had numerous discussions with them about the potential synergies of the two companies. Eos' main competencies are in the area of genomics, basically target discovery and validation and therapeutic antibody development. They also have a gene database, and I'll come to that a little bit later. The products that they are developing are called monoclonal antibodies. However, they recognized that while antibody therapeutics are important as potential new medicines, in the long term one really needs to develop small molecule potential drugs that can be taken as tablets or capsules. This small molecule capability is something that Eos lacks and that Pharmacopeia does extremely well. Together, we will be able to discover and validate the targets for both antibody and small molecule development as well as to discover and develop antibody therapeutics and small molecule drugs ourselves.

TWST: You mentioned they have a gene database.

Dr. Mollica: Yes, Eos has identified a large number of genes from diseased tissues, primarily in the area of cancer. They've also put 93% of the human genome on a single chip and they are about to do so with the mouse genome. So that information aspect of their business also fits in extremely well with our Accelrys software business. Accelrys is a leader in scientific software in the areas of modeling and simulation, bioinformatics and cheminformatics. The content that Eos has generated in the genomic databases is quite complementary with our bioinformatics business. So we see both near term and longer-term opportunity as a result of this merger. In the long term, we truly believe we will be able to identify important drug targets and develop antibody and small molecule therapies against these targets. In the near term, we see significant synergies through the commercialization of content and data management software.

TWST: Is there a lot of potential synergy there?

Dr. Mollica: Yes, there is.

TWST: You mentioned one milestone being wrapping up this acquisition toward year-end; what are some of the other benchmarks that you want to be judged on over the next year or so?

Dr. Mollica: At Accelrys, we would encourage investors to focus on the growth in revenue and earnings. We have publicly stated our expectation of a 35% growth in revenue for the software business this year, half of which will reflect recent acquisitions and the other half will be generated internally. We're on track to meet those numbers. Secondly, as I mentioned, is the successful closure of the Eos acquisition. Thirdly, we are looking at additional opportunities on the software side for new partnerships and relationships that will further enhance our business. Historically, our focus has been on the modeling and simulation business, a sector in which we hold a market leadership position. Over the last several years, we have shifted our focus more toward informatics. Informatics is the handling, storage, exchange, and mining of the large amounts of chemical and biological data currently being generated by research based companies. We see a large opportunity in creating enterprise-wide systems for workflow and data management within the pharmaceutical and biotechnology industry. With our broad product offering, we feel that we are extremely well positioned to be the first company to offer such a solution.

TWST: How far along are you in that process?

Dr. Mollica: We started a consulting business this year, and we already have several customers. We see this business growing nicely over the next few years.

TWST: As you look at this market, it keeps expanding and growing new parts to it. What's to keep competition from coming in?

Dr. Mollica: On the drug discovery side, the single-biggest barrier to entry is know-how. We benefit from more than eight years of knowledge, experience, human resources and intellectual property that have enabled us to stay ahead of our competition. On the software side, we are likely the largest provider of scientific software to the research based community. Last year, we generated approximately $80 million in software and related sales. In connection with these sales, we have built up an extensive sales, marketing and distribution network worldwide that gives us a competitive advantage. So the technology combined with our market presence gives us a clear advantage. However, we know that we have to be eternally vigilant because there's always people close by trying to enter any business, particularly one that's perceived to be growing as rapidly as this biomedical based discovery business. The growth of this market has been based on the output of the human genome, which has brought forth a plethora of data and new opportunities. So there are a lot of people looking to exploit that. We are extremely focused on protecting our competitive advantage.

TWST: You've got a leading edge, and you think you can keep it now.

Dr. Mollica: That's our plan. So far, on the software side, we've made four acquisitions in less than two years that have really strengthened our position. On the drug discovery side, we really believe that the acquisition of Eos will strengthen what was already a scientifically-sound, successful drug discovery operation. We feel well poised to not only maintain our position, but more importantly, to grow our position.

TWST: Will acquisitions continue to play a role in the future?

Dr. Mollica: I believe so. We have a corporate development group that's out there looking for technologies and companies that could complement or supplement what we have today.

TWST: But they'd be within the realm of what you're doing; you're not going to jump into some areas?

Dr. Mollica: No, I believe most of the acquisitions will have some close tie technologically or from a marketing perspective to those things that we do today, primarily focused in chemistry, biology, or engineering, and heavily focused on the pharmaceutical and biotechnology industries.

TWST: Do you have the management team in place that you need to handle the acquisitions and the integration of Eos?

Dr. Mollica: Yes we do and that's a critical factor in the successful implementation of an acquisition. Fortunately, we've had experience with integration through our previous acquisitions and they've all gone very well. We are fortunate that Eos also has an experienced management team. The CEO of Eos, Dr. David Martin, will become president of the drug discovery operation of Pharmacopeia. David has assembled a team of highly skilled scientists and managers so we will pick up some great talent with this acquisition.

TWST: What impact, if any, have you seen from this general economic slowdown?

Dr. Mollica: I do believe the economic slowdown is having an impact on almost all companies in our sector. In our case, we have not necessarily experienced a drop off in business, but rather a delay as we are seeing a slowdown in the negotiating and approval process with existing and potential new customers. For example, there are some contracts that we'd expected to sign in the May or June time frame, but now will probably not get signed until the October/November time frame. Because of our revenue recognition practices, we've lost a half year of that revenue. Although, the same size contract gets concluded, the fact that it's six months later means we've lost six months of revenue this year. That's the main impact we're seeing on the drug discovery side. Fortunately, on the software side, at least in North America and in Europe, we license most of our software on an annual basis. Because our main customer hasn't cut back his research effort, particularly in the drug area, they have to continue to renew their license.

TWST: But you haven't seen any real cutbacks in recent months?

Dr. Mollica: No. On the drug company side, most of the large pharmaceutical and biotech companies are still investing heavily. The consolidation that's occurred has not resulted in reduced R&D budgets. If anything, most drug companies are increasing their R&D. While we may be experiencing delays in getting contracts signed, there has been no announcement of significant layoffs in the R&D departments.

TWST: Is that of relatively modest import to you at this point?

Dr. Mollica: Yes.

TWST: What is the risk here? What should investors consider risky when they look at Pharmacopeia?

Dr. Mollica: On the drug discovery side, we feel that the acquisition of Eos is the optimum strategy for us. In the near term however, it will be dilutive. Although we have adequate financial resources, we'll be spending some additional money in developing our targets. Investors may also want to monitor our ability to take this company to the next plateau in a reasonable amount of time. Will these potential products that we have under way in the fields of angiogenesis and inflammation and cancer, hold up and do what we purport them to do? So, I would say, technological risk and risk of execution are key factors to monitor. On the software side, we've got a good, solid business and we're expanding into the informatics area in a big way. There, I think the challenge for us is to find ways to consistently grow in excess of 20%. There's no doubt that we have a good, solid business and that we're the market leader in a couple of sectors. There the real challenge is growth. We set a goal for ourselves that we would like to grow revenues at least 20% per year and have more of that proportionately drop to the bottom line, where earnings are growing at 30%-40% per year.

TWST: Do you have the management team in place now to support that kind of strong growth?

Dr. Mollica: Yes, we do.

TWST: And Eos will add strength to it.

Dr. Mollica: Yes, it will.

TWST: Earlier you mentioned you have the financial wherewithal to do what you want to do. Is the balance sheet where you want it to be?

Dr. Mollica: Yes, we essentially have no debt, and with the acquisition of Eos we will have in excess of $200 million in cash. The software side of the business is cash flow positive, so we will have the ability to execute for the next several years.

TWST: How do you feel about the value the market is putting on the company today?

Dr. Mollica: There's no CEO out there who thinks his company is not undervalued, and I clearly believe that. Particularly in the last several months, it's been horrendous. Lately, our stock has performed in line with the rest of the market. I definitely think that our stock is undervalued by a factor of at least two.

TWST: When you sit down with investors, what's the prime concern that they're expressing? What's the key question today?

Dr. Mollica: It varies. Some investors are focusing on the recently announced acquisition of Eos; ‘Tell me about this.' ‘How does it fit in?' ‘What is the strategy?' ‘What is the management?' ‘What is the plan for the next several years and the ability to execute that?' I think those are the primary questions that investors are asking today. Others are wondering about the future of our business. We currently have two related parts, but they seem to be diverging a bit. One piece is moving more heavily into true drug discovery. This piece is very capital intensive and not focused on near term profitability. The other piece is moving more toward informatics. This piece is a high growth business focused on profits. Today, both companies are evolving and growing, but if you project out a couple of years you end up in different places. So one of the questions is how do we manage that transition? We've announced that we've given consideration to an ultimate split of the two businesses. Ideally, we will have two separate entities, one laboratory-focused business on the discovery side, and the other a software-based company focused on information.

TWST: If you were sitting down with some potential longer-term investors today, what are the two or three reasons you would give them to take a look at the company?

Dr. Mollica: With the acquisition of Eos, we will hold a proprietary position in the general area of genomics, with specific focus on developing therapeutics in the areas of cancer, angiogenesis and inflammation. This drug discovery capability will be further enhanced by the seven million novel small molecule compounds that Pharmacopeia has developed, it's high throughput screening technology, and its demonstrated capability of discovering drugs. We have several dozen development candidates in our pipeline with a half dozen different partners. So we have demonstrated our technology can discover drugs and we can bring them to development stage. We now have a proprietary target front end. This proprietary position, along with a demonstrated capability to discover drugs, shows that we have an outstanding chance in this field. On the software side, we've added some high quality companies through acquisition. We've branched out from purely modeling and simulation to a broad based enterprise system that encompasses consulting and, importantly, getting more technology on the desktop. Historically, a lot of our technology ran on a UNIX-based workstation, which meant only a subset of scientists who are proficient in UNIX programming would be the direct users. For the past several years we've been making a thrust to get all of the technology down onto the desktop, either a native NT platform, or through a client-server mode. And today, with an NT platform and a $5,000 PC, one can get the same quality of graphics and functionality that heretofore required an expensive UNIX-based workstation. Thirdly, everybody in research today is trying to improve productivity. There are really three mega trends. Number one, it's healthcare cost containment that affects everything. Number two, it's the need to get not only new drugs, but also innovative drugs rapidly to the market. We help them do that. Thirdly, research historically has been run more on an academic model. There hasn't been a lot of exchange among different research groups. There also hasn't been a lot of data to exchange. Recently through DNA sequence data, combinatorial chemistry, and high throughput screening, people are awash with data. So that's the space in which we're positioning ourselves. We know the customers, we know the technology, and they know us. They are receptive to our expertise because they really need to enhance their success rate and enhance their productivity.

TWST: Thank you. (TM)